Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 25, 2014 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. and the effectiveness of Northern Dynasty Minerals Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd. for the year ended December 31, 2013.

(Signed) Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 26, 2014